Funding Marketplace for Sports & Skilled Games

Invest in Your Favorite Player

FIRST TO CREATE VIABLE SPORTS STAKING MARKET



Frank DeGeorge
CEO
MGM/Army



Scott Hansbury
COO
6th Startup, 3 Exits



Nick DeGeorge
Customer Success
BoFA/Merrill Lynch



Ray Holland
Software Engineer
IBM Watson



Jason Robins
Investor/Advisor
DraftKings



Anthony Zinno
Investor/Advisor
Player of the Year









TEAMS/PLAYERS NEED A PLATFORM TO:

- Raise capital to compete
- Enhance engagement with fans
- Provide visibility to more events
- Service transactions securely

frank@youstake.com





FINANCING TOURNAMENTS IS HIGHLY DISCONNECTED

Eventbrite
gofundme
KICKSTARTER
PayPal

frank@youstake.com











YOUSTAKE GIVES FANS MORE THAN JUST CONTENT

YOUSTAKE
FEATURED PLAYER LISTINGS
HEARTHSTONE
LEAGUE OF LEGENDS
PLAYER NAME
LISTING EVENT(S)
TEAM NAME
LISTING EVENT(S)
TEAM NAME
LISTING EVENT(S)
YOUSTAKE
TEAM NAME
EVENT INFO
• Historical statistics
• Multiple staking options
• Transparent process

YOUSTAKE
ABOUT EVENT REGISTRATION START CAMPAIGN VIEW CAMPAIGNS
-->First-person Shooters
------>Alliance of Valiant Arms
------>Battlefield 1
------>Call of Duty: Advanced Warfare
------>Call of Duty: Black Ops III
------>Counter-Strike: Global Offensive
------>CrossFire
------>Doom 4
------>F.E.A.R
------>Gears of War 4
------>Halo 5 Guardians
------>Overwatch
------>Paintkiller
------>Point Blank
------>Quake 4
------>Rainbow Six: Siege
------>Shootmania Storm
------>Special Force II
------>Team Fortress 2
------>Unreal Tournament 3
-->Multiplayer online battle arena
------>Battlerite
------>Dota 2
------>Heroes of Newerth
------>Heroes of the Storm
------>League of Legends
------>Smite
------>Vainglory
Let's create your event and get your players in the Game!
Event Name
Event Location
Event Start Date
Event End Date
Entry Fee
Event Description
Event Type
Event Country
United States
Event Timezone
Submit Event for Approval

Esports Arena
Team Fortress 2 at Rewind Prizepool Crowdfunding
Funding goal: $1,000.00
Percent funded: 42.32%
Backers: 53
ESPORTS ARENA
SUPPORT NOW
Campaign Type: Campaign is REWARD Crowdfunded
Backer Share: N/A - No winnings to backers
Last Call: Jan 22, 2017
Location: Esports Arena
Contribute Specified Amount ($1.00 to $576.79)
Specified Amount $
Add this Package Start Date to your Calendar
Follow this player
Rewards for Supporting this Package
Support Level
Description
Picture
$250.00
Reserve your own couch in the spectator area for the weekend!
$100.00
Air a 10-second video on stream.
$50.00
Photo of you and the Tournament Champions on the Main Stage.

PLAYER SUSTAINABILITY

Access to capital + admin support + brand building

FAN ENGAGEMENT

Unique experiences + secure funding + prize sharing

OPERATOR SUCCESS

Tournament registrations + crowdfunding + payouts

REGULATED FUNDING

The Only Trusted Marketplace for Sports Equity Investing

frank@youstake.com

HOW IT WORKS - END TO END PLATFORM

YS

1

Buy/Sell:
Equity, Rewards, Experiences

YouStake gets 10% of all transactions

2

Direct Registration:
Entry fee paid to operator

YouStake gets 2.5% for every online registration

3

Event Begins:
Player competes & fans interact

Update community and chat on platform

4

Player Wins:
Payout to player & backers

Backers share win (equity) and excitement

frank@youstake.com

ORGANIC TRACTION & GROWTH

YS

**4X YoY
User Growth**

**$7M Offerings
3X YoY Growth**

$3.83 CAC

frank@youstake.com





ADDRESSABLE MARKET, IMMEDIATE SPORTS SEGMENTS

$16 BILLION

SKILLED GAMES MARKET
TICKETS & ENTRY FEES
SPONSORSHIPS
ADVERTISING
26%
38%
36%

frank@youstake.com

REVENUE MODEL APPLIED TO ALL SPORTS AND GAMES

YS

We take 10% commission on all Listings

Players
>>Create campaigns to fund travel, training, entry fees and expenses

Operators
>>Create campaigns to increase prize pools, monetize by selling tickets/merchandise/experiences

And 2.5% + $0.75 per Event Registration/Ticket

2 Signed Operator Partnerships
2 Pending Operators

>>Expanding new operators pipeline in 2017

>>Each capable of running 100-10,000 events/month

Future Subscription for Services

Monthly recurring revenue
Out of the box services

>>Early access to top players/listings.

>>Pick & choose: payment processing, contracts, payouts, taxes/forms.

>>White Label Products & APIs for tournament operators.

>>Data, analytics, reporting & results.

frank@youstake.com



Marketplace Listings



$104,865,432

$23,748,301

$8,164,060

FY2017 · FY2018 · FY2019

Listings

Gross Revenue



$18,929,337

$4,450,597

$1,941,290

FY2017 · FY2018 · FY2019

Gross Revenue









FUTURE PIPELINE WITH INDUSTRY LEADERS

Largest Crowdfunded Event

$1M net revenue potential
-Sponsor by Largest Game Publisher

5M+ User Access

MRR via monthly subscription
-Partnership with Largest eSports Operators

$36M+ GMV

$900K to $3M revenue
-Scalable to $1B+ GMV within first two verticals alone

Heavyweight Event

$500k to $5M revenue
-Technology partner with Historical High Roller Tournament







CAPITAL CONSCIOUS, BUILDING PIPELINE

YS

Previous Investors include:

500 Startups
Social Starts
Rubylight Ltd
Sandhill Angels

SVP @Twitch
PM @Facebook
Head Intl Growth @Tinder

Professional World Champ Player
Members from Sand Hill Angels
Hedge Fund/Wealth Mgmt Investors

Goals/Milestones

Technology:
Product Designer
Mobile Applications

→ *YS 3.0 Q3 FY17*

Growth:
Customer Acquisition
Advertising & Marketing
Liquidity Fund

→ *9-12 Months*
$30 CAC
$250 LTV
25,000 Users

HWPC: $27M-$100M
Largest crowdfund event
eSports focus
Scalable 3-4x per year

→ *Brand Awareness*
Profitability
Repeatable

frank@youstake.com